EXHIBIT 12(B)

                                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF XEROX
                                                         (IN MILLIONS)

                                           THREE MONTHS
                                          ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                          ---------------       ------------------------------------------------
                                          1997       1996       1996       1995       1994       1993*      1992
                                          ----       ----       ----       ----       ----       -----      ----
Fixed Charges:
 Interest expense ...................   $   135    $   148    $   592    $   603    $   520    $   540    $   627
 Rental expense .....................        34         35        140        142        170        180        187
 Preferred stock dividend
  of subsidiary .....................         6         --         --         --         --         --         --
                                        -------    -------    -------    -------    -------    -------    -------
   Total fixed charges before
    capitalized interest ............       175        183        732        745        690        720        814
 Capitalized interest ...............        --         --         --         --          2          5         17
                                        -------    -------    -------    -------    -------    -------    -------
   Total fixed charges ..............   $   175    $   183    $   732    $   745    $   692    $   725    $   831
                                        =======    =======    =======    =======    =======    =======    =======
Earnings available for fixed charges:
 Earnings** .........................   $   450    $   404    $ 2,067    $ 1,980    $ 1,602    $  (193)   $ 1,183
 Less undistributed income in
  minority owned companies ..........       (23)       (20)       (84)       (90)       (54)       (51)       (52)
 Add fixed charges before
  capitalized interest ..............       175        183        732        745        690        720        814
                                        -------    -------    -------    -------    -------    -------    -------
Total earnings available for fixed
 charges ............................   $   602    $   567    $ 2,715    $ 2,635    $ 2,238    $   476    $ 1,945
                                        =======    =======    =======    =======    =======    =======    =======
Ratio of earnings to fixed
 charges(1)(2) ......................      3.44       3.10       3.71       3.54       3.23       0.66       2.34
----------

(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, one-third of rent expense as representative of the interest portion of rentals, and preferred stock dividend requirements of subsidiaries. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance and Other Financial Services businesses and itsreal-estate development and third-party financing businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial companies.

 * 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."

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